233 S. Wacker Drive, Suite 5800 Chicago, Illinois 60606 Tel: +1.312.876.7700 Fax: +1.312.993.9767 www.lw.com

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January 7, 2013	Frankfurt	San Diego
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Mr. Daniel F. Duchovny	London	Singapore
U.S. Securities and Exchange Commission	Los Angeles	Tokyo
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100 F Street, N.E.	Milan
Washington, D.C. 20549-3628

Re:	ModusLink Global Solutions, Inc.

  Preliminary Proxy Statement on Schedule 14A

  Filed December 21, 2012

  File No. 001-35319

Dear Mr. Duchovny:

Thank you again for the time you spent over the holidays reviewing our filing.

On behalf of ModusLink Global Solutions, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing under the Securities Exchange Act of 1934, as amended, Amendment No. 1 (the “Amendment”) to the Company’s preliminary proxy statement on Schedule 14A, as amended (the “Proxy Statement”), including certain exhibits.

This letter also responds to the January 2, 2013 letter that the staff (the “Staff”) of the Securities and Exchange Commission provided in respect of the Proxy Statement. For your convenience, the Staff’s comments are reproduced in bold type and are followed by the Company’s supplemented response. Where we have revised the disclosure in the Amendment in response to the Staff’s comments, we have noted the applicable page number next to the comment.

Preliminary Schedule 14A

1.	Please fill in the blanks in your proxy statement.

Response: The Company acknowledges the need to fill in the blanks prior to filing its definitive proxy statement. The Amendment being filed today includes the additional information that the Company is able to provide at this time. The Company proposes,

January 7, 2013

however, to include the remaining information (such as the date of the Proxy Statement, the date and time of the meeting, expected mailing date and number of shares outstanding as of the record date) only in the definitive proxy statement, since the Company will determine the relevant dates based on, at least in part, the date on which the definitive proxy statement is first filed with the Commission and the date on which the Company completes the restatement of certain of its audited and unaudited financial statements and files its Annual Report on Form 10-K, and the Company will know the number of shares outstanding as of the record date only after the close of business on the record date.

Cover Page

2.	Please revise the cover page of your proxy statement and your form of proxy card to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Response: In response to the Staff’s comment, the Company has revised the cover page of the Proxy Statement and the form of proxy card to identify it as being preliminary.

Proposal No. 1 Election of Directors, page 4

3.	Revise your disclosure to explain why you recommend that security holders vote for your nominees.

Response: In response to the Staff’s comment, the Company has revised the Proxy Statement to include the reasons that the Board has recommended that security holders vote for its nominees. Please refer to page 7 of the Amendment under the heading “The Board’s Recommendation”.

4.	Revise to disclose whether your nominees here have consented to be named in the proxy statement and to serve if elected. See Rule 14a-4(d).

Response: In response to the Staff’s comment, the Company has revised the Proxy Statement to include disclosure that the Company’s nominees have consented to be named in the Proxy Statement and to serve if elected. Please refer to page 7 of the Amendment.

5.	Refer to your disclosure under the caption “Background to the Other Solicitations.” Please explain why the terms and structures discussed with Clinton to date have not met your strategic objectives.

Response: In response to the Staff’s comment, the Company has revised the Proxy Statement to include disclosure explaining why the terms and structures discussed with Clinton to date have not met its strategic objectives. Please refer to page 5 of the Amendment.

January 7, 2013

Manner and Cost of Proxy Solicitation, page 49

6.	We note that proxies may be solicited by mail, in person, by telephone or other electronic means or by press release or other public statements. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Response: On behalf of the Company, we confirm the Company’s understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A.

Audit Committee Report, page 47

7.	We note your disclosure that you plan to file the annual report on Form 10-K for fiscal 2012 prior to mailing of the proxy statement. Please provide us an update regarding the status of such filing.

Response: The audit committee of the Company’s board of directors concluded that the Company would need to restate its audited financial statements for fiscal years 2009, 2010 and 2011, and unaudited selected financial data for fiscal years 2007 and 2008, as well as unaudited interim financial statements for the four fiscal quarters of each of 2010 and 2011, and the first two quarters of fiscal 2012 (the “Restated Financial Information”), and that previously issued financial statements should no longer be relied upon, as previously disclosed (under Item 4.02 of a Current Report on Form 8-K filed on June 11, 2012). The Company believes it has made substantial progress in the restatement process and intends to file its annual report on Form 10-K for the year ended July 31, 2012 (the “Form 10-K”), which is expected to include audited financial statements for fiscal year 2012 and the Restated Financial Information, as soon as practicable. The Company has spent considerable time and resources in preparing the Restated Financial Information, believes that it is nearing completion of the restatement process and has continued these efforts together with its independent registered public accounting firm, KPMG LLP. The Company currently expects that it will complete the restatement process in the near term and intends to file the Form 10-K as soon as practicable and, in any event, prior to filing and disseminating a definitive proxy statement.

In addition to the foregoing, the Company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

January 7, 2013

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing response, please do not hesitate to contact me by telephone at (312) 876-7666 or by fax at (312) 993-9767.

Very truly yours,

/s/ Mark D. Gerstein
Mark D. Gerstein of LATHAM & WATKINS LLP

cc:     Peter L. Gray, ModusLink Global Solutions, Inc.

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